February 5, 2019

Lee Olesky
Chief Executive Officer
Tradeweb Markets Inc.
1177 Avenue of the Americas
New York, NY 10036

       Re: Tradeweb Markets Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted December 20, 2018
           CIK No. 0001758730

Dear Mr. Olesky:

        We have reviewed your amended draft registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted December 20, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
83

1. Please refer to comment 2. We note that while you have updated your filing to include financial statements for the nine months ended September 30, 2018 and 2017, you have not included a discussion of your financial condition and changes in financial condition for each period presented. As a result, please revise the Management's Discussion and
       Analysis section of your filing as required by Item 303 of Regulation
S-K.


       You may contact William Schroeder at 202-551-3294 or John Spitz at 202-551-3484 if
 Lee Olesky
Tradeweb Markets Inc.
February 5, 2019
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,
FirstName LastNameLee Olesky
                                                          Division of
Corporation Finance
Comapany NameTradeweb Markets Inc.
                                                          Office of Financial
Services
February 5, 2019 Page 2
cc:       Andrew B. Barkan, Esq.
FirstName LastName